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                                   FORM 15

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

      Exchange Act of 1934 or Suspension of Duty to File Reports Under
        Section 13 and 15(d) of the Securities Exchange Act of 1934.

                      Commission File Number: 000-26100

                             Discreet Logic Inc.
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           (Exact name of registrant as specified in its charter)

               10 Duke Street, Montreal, Quebec, Canada H3C2L7
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    Common shares, no par value, Class B non-voting common shares, no par
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         value, Class E voting common shares, no par value, Class F
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          non-voting common shares, no par value, Exchangeable non-
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                  voting shares, par value $15.08 per share
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          (Title of each class of securities covered by this Form)

                                    None
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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii)  [_]
Rule 12g-4(a)(1)(ii) [_]      Rule 12h-3(b)(2)(i)   [_]
Rule 12g-4(a)(2)(i)  [_]      Rule 12h-3(b)(2)(ii)  [_]
Rule 12g-4(a)(2)(ii) [_]      Rule 15d-6            [_]
Rule 12h-3(b)(1)(i)  [X]


Approximate number of holders of record as of the certification or notice date: see below
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  Effective as of March 16, 1999, Discreet Logic Inc. amalgamated with
Autodesk Canada Inc. and 9066-9771 Quebec Inc., and in connection therewith, all the Common Shares of Discreet Logic Inc. were converted into Class B non-voting common shares of the Registrant ("Class B Shares"), the surviving company resulting from the amalgamation. Immediately following the amalgamation, each Class B Share issued and outstanding was converted, at the option of the holder thereof, into either Exchangeable non-voting shares of the Registrant ("Exchangeable Shares") or units each consisting of one Class E voting common share ("Class E Share") and one Class F non-voting common share ("Class F Share") of the Registrant. All Class E Shares and Class F Shares were subsequently acquired by Autodesk Development B.V., which remains the sole beneficial owner of all such shares. Accordingly, as of the date hereof, there are no holders of record of Common Shares or Class B Shares of the Registrant, there is one holder of record of Class E Shares of the Registrant, and there is one holder of record of Class F Shares of the Registrant. As of the date hereof, the Exchangeable Shares are held of record by twenty (20) persons. The Common Shares were registered under Section 12(g) of the Exchange Act. The
Class B Shares, Class E Shares, Class F Shares and Exchangeable Shares were registered under Section 15(d) of the Exchange Act. The Registrant's 1999 fiscal year ended on March 31, 1999.

  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Discreet Logic Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  April 2, 1999            By:  /s/ STEVE CAKEBREAD
                                     -------------------------------
                                     Name:   Steve Cakebread
                                     Title:  Chief Executive Officer